Of counsel PEARLMAN & PEARLMAN LLC CHARLES B. PEARLMAN BRIAN A. PEARLMAN

May 12, 2011

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549-4631

Attn:  Sonia Bednarowski

Re:

H&H Imports, Inc.

Amendment No. 1 to Registration Statement on Form S-1
Filed February 9, 2011

File No. 333-170778

Form 8-K
Filed June 4, 2010

Form 10-Q for the Quarter Ended December 31, 2010
Filed February 14, 2011

File No. 000-53539

Dear Sirs:

On behalf of H&H Imports, Inc. (the “Company”), we hereby submit responses to the Comment Letter issued by the Staff of the Securities and Exchange Commission dated February 24, 2011. Each of our responses has been numbered to be consistent with the Comments on the Comment Letter. In addition, references to the location of the revisions within the Registration Statement have been included where appropriate.

Registration Statement on Form S-1

Registration Fee Table

Comment 1.

Please revise footnotes 4, 5 and 6 to clearly disclose that the shares of common stock underlying the respective warrants relate to the Series A Warrants, Series B Warrants and Series C Warrants.

United States Securities and Exchange Commission

May 12, 2011

Response:

Footnotes 4, 5 and 6 have been revised to clearly disclose that the shares of common stock underlying the respective warrants relate to the Series A Warrants, Series B Warrants and Series C Warrants.

Prospectus Cover Page

Comment 2.

We note your disclosure here, on page 4 and on page 34 that, of the 44,750,000 shares of your common stock underlying Series A Warrants, 200,000 of these were issued to a placement agent.  Please advise as to when you issued these 200,000 Series A Warrants to a placement agent and revise your disclosure throughout the registration statement accordingly.

Response:

Reference to the 200,000 shares of Series A Warrants to a placement agent has been removed as such warrants were not issued.

Comment 3.

Please revise to explain the differences between the “Series A Warrants granted to a placement agent” and the shares issuable upon the exercise of your “Placement Agent Option.”

Response:

As referenced above under response to Comment 2, such warrants were not issued and information relating thereto has been removed from the registration statement.

Summary of the Offering, page 3

Comment 4.

We note your response to prior comment nine and reissue in part. We note that you could receive up to $40,814,250 net of fees to a placement agent in connection with the offering.  Please revise to indicate the order of priority of the purposes for the use of proceeds and discuss your plans if substantially less than the maximum noted proceeds are obtained. Also revise the Use of Proceeds section accordingly. Refer to the Instructions to Item 504 of Regulation S-K.

Response:

While it is not possible for the Company to reliably predict the proceeds to be ultimately realized from the offering, particularly with regard to the exercise of warrants, a table outlining our estimated use of projected proceeds has been included under “Use of Proceeds.”  The estimates are subject to significant variances from actual costs incurred based primarily on the level of success (positive cash) flows on future product launches.

United States Securities and Exchange Commission

May 12, 2011

Terms of the Offering with the Selling Security Holders, page 4

Comment 5.

We note your disclosure on pages 35 to 39 that 3,020,000 of your issued and outstanding shares of common stock offered by your selling shareholders were purchased in a private transaction from TV Goods Holding Corp. prior to the merger agreement with H & H Imports, Inc. Please disclose such transaction here.

Response:

The text under “Terms of the Offering with the Selling Security Holders” has been revised to disclose that the majority of the shares of common stock offered by the Company’s selling shareholders were originally purchased in a private placement transaction from TV Goods Holding Corporation prior to the merger with the Company.

Comment 6.

In connection with the 2010 Private Placement, we note that you are required to make pro rata payments to each holder if a registration statement to register the related shares is not declared effective within 180 days of the termination of the private offerings. Please tell us whether you have been required to make any such payments under the private offerings.

Response:

As of the date of this response, the Company has not made, or been contacted to make, any pro-rate payments to the Private Placement Agreement resulting from our failure to have the related registration statement declared effective within 180 days of the termination of the offering.  However, the Company is cognizant of this obligation and will continue to record the appropriate accounting recognition and related disclosures, including those required under FAS ASC 450-20-25-2.  In addition, the Company has added a “risk factor” to the registration statement disclosing the payment obligation.

Comment 7.

Please revise the third paragraph to disclose the exercise price of the warrants underlying the Placement Agent Options.

Response:

The third paragraph has been revised to disclose the exercise price of the Placement Agent Options.

United States Securities and Exchange Commission

May 12, 2011

Risk Factors, page 8

Comment 8.

We note your response to our prior comment 11 and reissue. Please advise as to why you were unable to make timely interest payments on the 12% Senior Working Capital Notes. Also revise to include a risk factor that discloses this default, addresses the risk of defaulting on other payment obligations in the future and discusses what effect, if any, this default will have on your business going forward.

Response:

The Company’s failure to make timely interest payments due on our 12% Senior Working Capital Notes was due to oversight. The Company had sufficient cash on hand on the interest due date but had failed to timely, within the provisions of the Notes, recognize and pay the obligation.  Further, the following risk factor has been added to the Risk Factor section:

FAILURE TO TIMELY PAY OBLIGATIONS AS THEY COME DUE COULD LEAD TO SIGNIFCANT FINANCIAL OBLIGATIONS.

During our year ended March 31, 2010, we failed to timely make interest payments on our 12% Senior Working Capital Notes totally $687,500. While these defaults were subsequently waived and the Notes and related interest were settled, this default status could have lead to significant penalties including acceleration of the due dates on the Notes and penalties payable in both cash and stock. If in the future, if we again fail to timely meet our financial obligations as they come due, our operating results, balances sheet and future ability to raise capital could be seriously harmed.

Our business would be harmed if our third party manufacturers and service provides, page 11

Comment 9.

We note your disclosure on page 11 that “[i]f [y]our chosen manufacturers” are unable to deliver the products in a timely and cost effective manner, it could have an adverse effect on your financial condition or results of operations. Please advise as to what you mean by your “chosen manufacturers” in light of your disclosure that you do not produce products. In addition, please reconcile your disclosure that you do not produce products with your statement on page 16 that you “outsource non core functions such as manufacturing” and your statement on page 23 that you obtain low-cost manufacturing services. Revise the Business section and throughout the registration statement accordingly.

United States Securities and Exchange Commission

May 12, 2011

Response:

References to “chosen manufacturers”, “outsourced non-core functions”, and “low cost manufacturing” have been deleted throughout the registration statement.

Our management and principal shareholders in the aggregate, own or control, page 13

Comment 10.

Please reconcile your disclosure in the title of this risk factor that your “management and principal shareholders” in the aggregate own or control 55% of your outstanding shares of common stock with your disclosure in the risk factor that your officers and directors own approximately 55% of your issued and outstanding shares of common stock.

Response:

The risk factor has been revised to reconcile the percentage of ownership and control held by the Company’s officers, directors and principal shareholders.

Management’s Discussion and Analysis or Plan of Operation, page 16

Overview, page 16

Comment 11.

We note your response to our prior comment seven and reissue. Please revise to define the term “turnkey solution” on page 16.

Response:

The reference to “turnkey solution” has been deleted from the Overview.

Results of Operations, page 16

Comment 12.

We note your response to prior comment number 17, and are unable to locate the revisions indicated in your letter. However, as your financial statements will need to be updated for the next amendment to comply with Rule 8-08 of Regulation S-X, we reissue the comment as it applies to the periods that will be included in the next amendment. Please provide a more robust discussion of the Company’s results of operations that will allow investors to have a better understanding and proper context of changes in the various categories of revenues and expenses during the periods presented in the Company’s financial statements. Your revised discussion should explain the underlying economic factors and/or business reasons that are responsible for material increases or decreases in the Company’s revenue and expense categories.

United States Securities and Exchange Commission

May 12, 2011

Response:

Results of Operations has been updated pursuant to Rule 8-08 to include the discussion as of December 31, 2010.  Further, the discussion has been expanded to provide a more robust disclosure regarding the nature of revenue and expenses.  Also, the discussion explains that inter year comparisons are of limited value as the Company began operations in October 2009.

Business, page 22

Business Overview, page 22

Comment 13.

We note your response to our prior comment 19 and reissue in part. Please disclose that you do not currently sell any products or advise. Also revise the Summary accordingly.

Response:

The Business Overview section has been revised to disclose that the Company does not currently sell any internally developed or Company owned products.

Product Development, page 23

Comment 14.

Please revise your disclosure on page 23 that you create an “effective” marketing campaign as the term “effective” is subjective and cannot be ascertained objectively

Response:

The reference to “effective” marketing has been deleted from the Product Development section.

Supply and Distribution, page 23

Comment 15.

We note your response to our prior comment 22 that you have no long-term agreements with suppliers and distributors and reissue. If you have contracts with your suppliers or distributors please file such agreements as exhibits to the registration statement or advise as to why this is not necessary.  In addition, we note your disclosure on page 11 regarding “your chosen manufacturers.”  To the extent you have agreements with manufacturers, please disclose and file these agreements as exhibits to your registration statement or advise as to why this is not necessary.

Response:

The disclosure under Supply and Distribution has been revised to clarify that the Company currently has no agreements with suppliers or distributors and the Company will continue to work with third party distributors, suppliers and manufacturers on a per order basis.

United States Securities and Exchange Commission

May 12, 2011

Comment 16.

Revise to describe which party would be the signatories to agreements with third parties and disclose whether you or another party pays the manufacturers, suppliers or distributors for their services.

Response:

The disclosure under Supply and Distribution has been revised to indicate that the Company generally does not intend to be a signatory to agreements with manufacturers, suppliers or distributors.

Recent Developments, page 23

Comment 17.

We note your disclosure on page 23 that your memorandum of understanding with Omni Reliant Holdings, Inc. to purchase the rights and properties to Professor Amos’ Wonder Products Line has expired. Please advise as to whether or not you intend to attempt to renegotiate this agreement. To the extent that purchasing the rights and properties to Professor Amos’s Wonder Products Line is no longer part of your plan of operation, please remove the disclosure regarding these products.

Response:

This line is no longer part of the Company’s plan of operations.  Therefore, the disclosure has been removed.

Comment 18.

We note your response to prior comment 23. Please further revise to clarify the relationship between the exclusive global marketing rights for BrightFeet Lighted Slippers obtained from Boston Ideas, LLC, your plans to market BrightFeet Lighted Slippers, and AllStar Products Group, LLC. In addition, please describe what effect your expired term sheet has on your partnership with AllStar Products Group, LLC and your plans to “take the [BrightFeet Lighted Slippers] to mass retail.”

Response:

The text has been revised to clarify the Company’s relationship with Boston Ideas, LLC and former relationship with AllStar Products Group, LLC and the Company’s plans to take the product to mass retail.

Comment 19.

Please revise to describe in greater detail your plans to market BrightFeet Lighted Slippers, including a timeline describing the steps you will take to sell the BrightFeet Lighted Slippers, the estimated costs of each step, and disclosure of how the revenues will be allocated among the retailers, your company, Boston Ideas, LLC, and, AllStar Products Group, LLC.

Response:

The text has been revised to describe in greater detail the Company’s plans to market the slippers.

United States Securities and Exchange Commission

May 12, 2011

Comment 20.

Please revise to describe in greater detail your plans “to promote and sell certain Sleek products via direct response television and, other forms of marketing.” Please describe the products you will be selling and disclose when you will begin promoting and selling these products, including an estimated budget of the costs associated with your efforts to promote, and sell these products.  In addition, we note your disclosure that your investment in Sleek Audio LLC is intended “to be used for completing product development and working capital.” To the 'extent that Sleek Audio LLC has not finished developing and producing the products you intend to promote and sell, please disclose.

Response:

The disclosure has been revised to update the Sleek transaction and discuss potential SMS Audio products.

Comment 21.

We note your disclosure regarding your joint venture with Steven Page to form a business organization in Canada.  Please revise to include a timeline showing the steps you intend to take in connection with the joint venture and the estimated costs associated with each step.

Response:

The joint venture with Mr. Page was not completed and has been removed from the registration statement.

Comment 22.

We note your press release included as Exhibit 99.1 to your Form 8-K filed on February 8, 2011 regarding PumMagic and your plan to increase the number of your celebrity endorsed product lines.  Please disclose all such product lines, including any steps you have already taken regarding each product line; a timeline that describes the steps you intend to take in connection with such product lines, the estimated cost of each step, and a description of each product line. In addition, please file any material agreements you have signed in connection with marketing these product lines as an exhibit to your registration statement.

Response:

A section entitled “Celebrity Marketing Plan” has been inserted into the registration statement and appears within the Business section.  The Company currently does not have any agreements with celebrities (excluding the non-binding term sheet with SMS Audio), nor does it have any celebrity endorsed products that are ready for market.

Intellectual Property, page 24

Comment 23.

We note your response to prior comment 33 and reissue.  Please explain why you have applied for a U.S. trademark of “Napkin Millionaire” when the product is not disclosed in your Business section.

United States Securities and Exchange Commission

May 12, 2011

Response:

Reference to “Napkin Millionaire” has been deleted from the discussion of Intellectual Property, as such trademark is currently not a part of the Company’s business plan.

Research and Development, page 24

Comment 24.

We note your disclosure on page 24 that you do not perform research and development and that all product concepts are developed by independent third parties. Please revise throughout to clarify that you do not develop products. For example, on page 10 in your risk factor section you state that “[i]t is likely that the majority of the products [you] develop may fail to generate sufficient revenues” and that you may not be successful in … developing …new products.

Response:

The discussion under Research and Development has been revised throughout to clarify that the Company does not solely develop products.  References to “develop” have been removed and replaced with “advises in development” and “market”.

Regulation of Products and Services, page 25

Comment 25.

We note that your business is subject to a number of governmental regulations.  Please include a risk factor to describe the attendant risks of operating a business subject to various governmental regulations.

Response:

The Company has added a risk factor covering government regulation and the attendant risks associated with operating a business subject to various governmental regulations.

Facilities, page 25

Comment 26.

We do not consider your response to our prior comment number 34 to fully address our concerns. You indicate that rent expense for the leased facility located in Clearwater, Florida is recognized over the lease term as contractual payments become due; however, it is unclear to us how your accounting treatment complies with the guidance outlined in ASC 240-20-25-1 which states “Rent payments shall be charged to expense by lessees over the lease term as it becomes payable.. If rental payments are not made on a straight-line basis, rental expense nevertheless shall be recognized on a straight-line basis....” Please advise  or revise your financial statements to comply with ASC 840-20-25. Furthermore, please revise your notes to the consolidated financial statements to include your policy for the recognition of rent expense associated with operating leases that include escalating rental payments in accordance with ASC 840-20-25. We may have further comment upon receipt of your response.

United States Securities and Exchange Commission

May 12, 2011

Response:

The Company acknowledges staff’s comment regarding the accounting for the rent payments due on the Company’s leased facility located in Clearwater, Florida. While the Company is not presently utilizing all the space in the facility, scheduled rent increases are not dependent on further events or contingent occurrences. Accordingly, the Company has adjusted rent expense recognized and the related disclosure such that rent expense is recognized on a straight-line basis consistent with the guidance of ASC 840-20-25-1.

Our disclosures related to Business-Facilities, now read as follows:

“Facilities

Our corporate offices are located in Clearwater, Florida. This location is approximately 10,500 square feet which includes approximately 5,000 square feet of studio production space. We lease the facility under a 38 month lease agreement with escalating lease payments through February 2013. The minimum rental payments escalate over the lease term with no provisions for increases dependent upon contingent occurrences. In accordance with the provisions of ASC 840-Leases, the Company recognizes lease expense on a straight-line basis, totaling $10,642 per month over the lease term. This location is sufficient to support current and anticipated operations.

Further, Note 6 – Commitments, to the Company’s quarterly Report on Form 10-Q has been amended and restated to read as follows:

On January 20, 2010, the Company entered into a 38-month lease agreement for our 10,500 square foot headquarters facility in Clearwater, Florida. Terms of the lease provide for base rent payments of $6,000 per month for the first six months; a base rent of $7,500 per month for the next 18 months and $16,182 per month from January 2012 through February 2013. The increase in minimum rental payments over the lease term is not dependent upon future events or contingent occurrences. In accordance with the provisions of ASC 840-Leases, the Company recognizes lease expenses on a straight-line basis, which totals $10,642 per month over the lease term.

The following is a schedule by year of future minimum rental payments required under our lease agreement on December 31, 2010:

	Operation Leases	Capital Leases
Year 1	$125,544	$—
Year 2	125,544	—
Year 3	20,924	—
Year 4	—	—
Year 5	—	—
	$272,012	$—

United States Securities and Exchange Commission

May 12, 2011

Lease expense recognized by the Company, all attributable to its headquarters facility, totaled $94,158 and $31,386 for the three month period and nine month periods ending December 31, 2010.”

Management, page 23

Executive Officers, page 26

Comment 27.

We note your response to our prior comment 39 and reissue.  Please explain Mr. Harrington’s role in the “over 500 product launches” on page 26 and provide the related support for such disclosure.  Alternatively, please remove the disclosure.

Response:

Reference to “over 500 product launches” has been deleted from Mr. Harrington’s biography.

Certain Relationships and Related Transactions, page 30

Comment 28.

We note the statement included in a Schedule l3D filed by G-Unit Brands, Inc. and Mr. Curtis Jackson, a selling security holder, on December 9, 2010 that such selling security holder purchased securities “in connection with the contemplated performance by the [company] of promotion and marketing services related to certain products developed by affiliates of Mr. Jackson, and a related equity investment by the [company] in such affiliate of Mr. Jackson.”  Furthermore, we note that a representative of G-Unit Brands, Inc. “may seek appointment to, or be invited to join” your Board of Directors. Additionally, we note the disclosure on page 24 that you acquired limited liability company membership interests in Sleek Audio.  Please describe the related transactions between Sleek Audio and G-Unit Brands, Inc. here and provide the disclosure required under Item 404 of Regulation S-K.  As applicable, also revise the Business section accordingly.

Response:

The section has been revised to disclose the related transactions.  As discussed under response to Comment 20, the Business section has also been revised.

Security Ownership of Certain Beneficial Owners and Management, page 31

Comment 29.

Please reconcile your disclosure on page 31 that your officers and directors have beneficial ownership of 126,032,555 shares of your common stock with your disclosure on page F-27 that your officers and directors own or beneficially control approximately 129,406,667 shares of your common stock.  In this regard, we note your disclosure on page 30 that on November 23, 2010, Mr. Harrington tendered 841,114 shares of your common stock to you as payment, for a loan.

United States Securities and Exchange Commission

May 12, 2011

Response:

In response to staff’s comment, please see the information provided below regarding beneficial ownership:

		Option Vest Date
	Shares Owned	November 26, 2010	May 26, 2011	November 26, 2011
Kevin Harrington (*)	98,605,886	—	—	—
Steven Rogai (*)	15,000,000	3,500,000	1,750,000	1,750,000
Michael Cimino (*)	5,000,000	2,500,000	1,250,000	1,250,000
	118,605,886	6,000,000	3,000,000	3,000,000
	(A)	(B)	(C)	(D)

(*) Agreed to transfer agent report as of December 31, 2010 and January 26, 2011 (unchanged as of February 7, 2011).

Shares owned outright or right to acquire within 60 days:

(A) Shares owned/held	118,605,886
(B) Vested Options	6,000,000
(C) Options vesting with 60 days	—
Additional shares beneficially held by Mr. Rogai based upon immediately convertible note	1,426,666
126,032,552

Accordingly, the disclosures provided under Security Ownership of Certain Beneficial Owners and Management was correct. The disclosure of beneficial ownership provided in Note 4 – Related Party Transactions has been corrected. ”

Please note that our Amendment No. 2 filing, due to the passage of time, now includes Mr. Rogai’s May 26, 2011 option vest as beneficially owned by Mr. Rogai.  Amendment No. 2 also reflects the resignation of Mr. Cimino.

United States Securities and Exchange Commission

May 12, 2011

Security Ownership of Certain Beneficial Owners and Management, page 31

Comment 30.

Please reconcile your statement on page 36 that none of your security holders have any material relationships with you or your predecessors or affiliated during the last three years with the Schedule 13D filed by G-Unit Brands, Inc. and Mr. Jackson on December 9, 2010 and your press release included as Exhibit 99.1 to your form 8-K filed on February 8, 2011 that suggest that you have a contractual relationship with Mr. Jackson, one of your selling security holders and an affiliate, to market your audio line of products or advise.

Response:

Footnote 39 to the Selling Shareholders table has been revised to reference that Mr. Jackson has a material relationship with the Company.

Selling Security Holders, page 34

Comment 31.

Please identify the individual or individuals who have the voting and dispositive power with respect to the shares being offered by the Allison Feldman Revocable Trust, the Melvin Feldman Rev Living Trust and the Edward Kaczmarek Trust.

Response:

Footnotes have been added to the Selling Shareholder table to disclose the individuals who have voting and dispositive power with respect to the trusts.

Comment 32.

Please revise footnotes 43 and 44 as they do not account for all of the shares of common stock offered by Help, LLC and Dana Wright.

Response:

Footnotes 43 and 44 have been revised to account for the shares of common stock held by the selling shareholders.

United States Securities and Exchange Commission

May 12, 2011

Financial Statements for the period of inception (October 16, 2009) to March 31, 2010

Consolidated Statements of Stockholders’ Equity, page F-18

Period from inception (October 16, 2009) to September 30, 2010, page F-18

Comment 33.

We note from your response to our prior comment number 48 that you believe the reverse merger transaction between the Company and TV Goods should be treated as a business combination rather than a recapitalization at the historical cost basis of the net assets acquired; however, your statements of equity for six months ended September 30, 2010 appear to reflect amounts related to reverse merger transaction at historical costs rather than at fair value of the net assets acquired.  For example, no amounts for the fair value of net assets acquired in connection with the reverse merger were recognized within your statements of equity for the six months ended September 30, 2010.  In this regard, please explain how goodwill of $320,000 (which was subsequently written-off during the same period) was initially recorded within your financial statements in light of the above.  Also, revise the notes to your consolidated financial statements to disclose the purchase price allocation for acquisition H&H Imports (i.e., accounting acquiree), including your calculation of goodwill and all other disclosures required by ASC 805-10-50 and 805-30-50, as applicable.  Alternatively, if you reconsider the substance of the reverse merger to be that of a recapitalization, you may revise your financial statements and disclosures accordingly.

Response:

The Company has amended all relevant filings and financial statements and disclosures filed since the recapitalization to treat the transaction as a reverse recapitalization rather than a business combination recorded as a reverse acquisition. These modifications/amendments include changing the description of the transaction to a recapitalization, elimination of goodwill previously recognized and impaired, etc.

Comment 34.

Furthermore, your statements of stockholders’ equity currently reflect the reverse merger transaction as occurring prior to the year ended March 31, 2010; however, your disclosures contained elsewhere in the filings and the notes to the financial statements indicate the reverse merger transaction occurred in May 2010.  In this regard, please revise your statements of stockholders’ equity to correct this discrepancy.

United States Securities and Exchange Commission

May 12, 2011

Response:

The Company has restated its financial statements filings in accordance with the provisions of ASC 250 for all relevant periods to account for the merger transaction as a  recapitalization rather than a reverse acquisition as discussed in our response to staff’s comment No. 33. The restated Statement of Stockholders’ Equity contains a separate line item, dated and chronologically placed in May 2010, clearly disclosing the reverse recapitalization.

Note – Basis of Presentation and Summary of Significant Accounting Policies, page F-20

Comment 35.

We note your response to our prior comment number 49; however, in addition to providing a description of the significant assumption used during the year to estimate the fair value (or calculated value) of share-based compensation awards; please discuss the methods used to estimate such assumptions in accordance with ASC 718-10-50-2(f).

Response:

Following staff’s comments and review of the related guidance including ASC 718-10-50-2f(2), ASC 718-10-35-25 and SAB 107, the Company’s disclosure related to Share-Based Payments, and updated to reflect disclosures as of December 31, 2010, has been amended and restated to read as follows:

“Share-Based Payments

In May 2010, the Company adopted its 2010 Executive Equity Incentive Plan and 2010 Non Executive Equity Incentive Plan. In May 2010, the Board of Directors of TV Goods granted 12,000,000 options and 9,000,000 options, respectively, under these plans and such options were exchanged for Company options under the Merger Agreement. On July 15, 2010, the Company issued an additional 1,000,000 options under the non Executive Equity Incentive Plan under terms similar to the May 2010 grant.  The weighted-average grant-date fair value of these awards was $880,000.

We recognize share-based compensation expense on stock option awards. Compensation expense is recognized on that portion of option awards that are expected to ultimately vest over the vesting period from the date of grant. All options granted vest over their requisite service periods ranging from: 6 months (50% vesting); 12 months (25% vesting) and 18 months (25% vesting). We granted no stock options or other equity awards which vest based on performance or market criteria. We have applied an estimated forfeiture rate of 10% to all invested share-based awards as of our second fiscal quarter, 2010, which represents that portion we expected would be forfeited over the vesting period. We reevaluate this analysis periodically and adjust our estimated forfeiture rate as necessary. During the third fiscal quarter, we adjusted our forfeiture rate to reflect the forfeiture of 8,000,000 Non Executive Equity Plan options granted resulting from employee terminations. We utilized the Black-Scholes option pricing model to estimate the fair value of our stock options. Calculating share-based compensation expense requires the input of

United States Securities and Exchange Commission

May 12, 2011

highly subjective judgment and assumptions, including estimates of expected life of the award, stock price volatility, forfeiture rates and risk-free interest rates. The assumptions used in calculating the fair value of share-based awards represent our best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As the Company does not have available historical information to aid in estimates established such as post-vesting employment termination behavior, volatility, given the early stage of the Company’s development and development stage, the Company estimated the expected term to be the contractual term, volatility was based on the volatility of similar entities, as provided in ASC 718-10-55-25. Given the development stage status of the Company, expected dividends during the contractual term were estimated at $0 and the risk free interest rate was based on the implied yields for U.S. Treasury zero-coupon rates for the contractual term.  As a result, if factors change and we use different assumptions, our share-based compensation expense could be materially different in the future.

The following table includes the assumptions used for options granted during the nine months ended December 31, 2010. Stock-based compensation expense recognized totaled $80,513 and $450,267 for the three months and nine months ended December 31, 2010, respectively, which has been allocated to general and administrative expenses. Options granted during the quarter ended June 30, 2010 were the first options issued by the Company.

	May and July 2010 Grants	December 2010 Grants

Dividend yield	0%	0%
Expected volatility	79%	79%
Risk free interest rate	2.08%	1.99%
Estimated holding period (years)	5	5

Information related to options granted under both our option plans at December 31, 2010 and for the nine month period then ended is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value

Outstanding at March 31, 2010	—	$—	—	$—
Granted	24,000,000	0.079	4.49	—
Exercised	—	—	—	—
Forfeited	(8,000,000)	0.075	—	—
Expired	—	—	—	—
Outstanding at December 31, 2010	16,000,000	$0.079	4.49	$—
Exercisable at December 31, 2010	7,000,000	$0.075	4.42	—

United States Securities and Exchange Commission

May 12, 2011

No tax benefits are attributable to our share based compensation expense recorded in the accompanying condensed financial statements because we are in a net operation loss position and a full valuation allowance is maintained for all net deferred tax assets. For stock options, the amount of the tax deductions is generally the excess of the fair market value of our shares of common stock over the exercise price of the stock options at the date of exercise.”

Note 3 – Private Placement, page F-26 and Subsequent Events, page F-31

Comment 36.

Please revise your disclosures to discuss the accounting treatment for the warrants issued in connection with your private placement. Your revised disclosures should be similar in detail as provided in your response to us.

Response:

The disclosures have been revised to discuss the accounting treatment of the warrants.  See Note 3.

Recent Sales of Unregistered Securities, page II-1

Comment 37.

We note your disclosure on pages F-31 and F-32 regarding shares of common stock issued pursuant to consulting agreements on October 18, 2010 and in November 2010.  Please disclose here.

Response:

Disclosures relating to the unregistered sales references on pages F-31 and F-32 of the financial statements appears to be disclosed under Item 26.  The disclosure appears in the last two paragraphs on page II-3.

Undertakings, page II-6

Comment 38.

We note your response to our prior comment 57 and reissue.  Please revise to include the undertaking exactly as it appears in Item 512(a) of Regulation S-K.

Response:

The Undertakings section has been revised to include the undertaking exactly as it appears in Item 512(a).

Exhibit List

Comment 39.

We note your response to our prior comment 59 and reissue.  Please revise the Exhibit List on the last page of your registration statement to include all of the exhibits included in your registration statement whether filed with the current amendment, previously filed with an earlier amendment or incorporated by reference.

United States Securities and Exchange Commission

May 12, 2011

Response:

The exhibit list on the last page of the registration statement has been revised to include all of the exhibits included in the registration statement whether filed with the current amendment, previously filed with an earlier amendment or incorporated by reference.

Other

Comment 40.

Please provide updated financial statements in accordance with Rule 8.08 of Regulation S-X in your next amendment.

Response:

The Company acknowledges it has provided updated financial statements in accordance with Rule 8.08 of Regulation S-X in our amended registration statement on Form S-1.

Comment 41.

Please provide a currently dated consent from the independent public accountant in any future amendments of the S-1 registration statement.

Response:

The Company acknowledges it will provide a currently dated consent from our independent registered public accountants in any future amendments to our S-1 registration statement.

Form 8-K filed on June 4, 2010

Comment 42.

We note your response to our prior comment number 61; however, you are still required to file the pro forma financial information pursuant to Item 9.01(b) of Form 8-K and Rule 8-05 of Regulation S-X.  You may refer to Article 11-01 of Regulation S-X for enhanced guidelines for the preparation, presentation and disclosure of pro forma financial information.

Response:

The Company acknowledges staff’s comment addressing the Company’s filing on Form 8-K on June 4, 2010. Following a review of the related guidance, including Rule 8-05 and Rule 11-01 of Regulation S-X in light of the May 28, 2010 reverse transaction subsequently being restated as a capitalization transaction, the Company believes pro forma presentation is no longer required.

As described in our responses to Staff’s comments No. 33 and No. 34 above, the Company now considers the pre-transaction H&H Imports, Inc. to be a “Shell Company” as defined in Rule 12b-2 of Regulation S-X. Accordingly, the guidance of Form 8-K, Section 5.06 would apply and the company had “previously reported” the transaction, within the meaning of Rule 12b-2, specifically on Form S-1.

United States Securities and Exchange Commission

May 12, 2011

Further, the guidance provided in Rule 8-05 addresses… “effects of the acquisition…” rather than a recapitalization transaction.

Rule 11-01- Presentation Requirements [Pro forma information] addresses “significant business combinations” and further provides:

c)

The pro forma effects of a business combination need not be presented pursuant to this section if separate financial statements of the acquired business are not included in the filing.

d)

For purposes of this rule, the term business should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity’s operations prior to and after the transactions as that disclosure of prior financial information is motivated to the understanding of future operations….

Again, due to the Company’s “shell” status and resultant reverse reorganization accounting treatment, the Company respectfully believes pro forma presentation would be of no value and further is not required under the applicable guidance.

Form 10-Q for the period ended December 31, 2010

Comment 43.

Please revise to comply with comments issued on the financial statements for the year ended March 31, 2010 and Form S-1, as applicable.

Response:

The Company acknowledges the Staff’s comment and has revised the Form 10-Q for the period ended December 31, 2010.

On behalf of the Company, thank you for the courtesies extended by the Staff.

Sincerely,

Brian A. Pearlman

BAP/sm